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                                                              Exhibit (a)(5)(vi)


                     BRODER BROS. ANNOUNCES COMPLETION OF
            TENDER OFFER FOR SHARES OF FULL LINE DISTRIBUTORS, INC.


          August 10, 2001 - Plymouth, Michigan - Broder Bros., Co. today announced that its wholly owned subsidiary, FLD Acquisition Corp., has accepted for purchase and payment pursuant to its tender offer for all of the outstanding common stock of Full Line Distributors, Inc. (AMEX: FLD), at a purchase price of $2.95 per share, all of the shares of Full Line common stock which were validly tendered and not withdrawn as of the expiration of the tender offer at 12:00 midnight, New York City time on Thursday, August 9, 2001.

          According to SunTrust Bank, the depositary for the offer, 4,130,197 shares of Full Line common stock, including 4,700 shares tendered pursuant to notices on guaranteed delivery, or approximately 97.81% of the outstanding shares, were validly tendered pursuant to the tender offer and not withdrawn.

          The tender offer will be followed by a merger between Full Line and FLD Acquisition Corp. Pursuant to the merger, the stockholders of Full Line who did not tender their shares in the offer and who do not seek appraisal of their shares pursuant to the provisions of Georgia law will have their shares converted into the right to receive the same $2.95 per share purchase price. Broder Bros. currently expects to consummate the second-step merger by Friday, August 17, 2001.


          Founded in 1919, Broder Bros., Co. is the nation's largest wholesaler of imprintable sportswear. With headquarters in Plymouth, Michigan and distribution warehouses throughout the country, Broder Bros. offers the largest combined one- and two-day shipping services in the industry. Carrying a broad collection of basic tees, golf shirts and sweatshirts, as well as a full range of

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corporate casualwear including outerwear, wovens, sweaters and denim at all locations, Broder Bros. ensures that the product customers want is available from a nearby location. Broder Bros. was acquired by Bain Capital, LLC, a global private equity firm with more than $12 billion in assets under management, in 2000.


CONTACT: Broder Bros., Co.
Pam Fishman, 734/454-4800
or
MacKenzie Partners, Inc.
Bob Marese, 212/929-5500; 800/322-2885

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